HIPSO MULTIMEDIA, INC.
550 Chemin du Golf, Suite 202
Iles des Soeurs
Quebec, Canada H3E 1A8
Tel: 514-380-5353 – Fax: 514-38--5860

January 23, 2012

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Reid Hooper, Staff Attorney

Mail Stop 3720

RE: Hipso Multimedia, Inc. File No. 333-13l599
Form Pre 14C

Filed December 16, 2011

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated December 23, 2011, with respect to the above-referenced Form Pre 14C. For the convenience of the staff, we have included each of the staff’s numbered comments followed by our numbered responses to each comment.

Comment 1.

The preliminary information statement states the majority shareholders and the board of directors have consented to a reverse stock split on a one for eight basis which will allow you to issue 8,559,721 shares in connection with the asset purchase agreement to acquire Buildablock. It appears, therefore, you must provide the information regarding the acquisition set forth in Items 11, 13, and 14 of Schedule 14A (as applicable), which applies to your information statement per Item 1 of Schedule 14C and Note A of Schedule 14A. Furthermore, as the majority shareholders have consented to the ratification of the asset purchase agreement, you are also required to provide the information under Item 14 of Schedule 14A regarding the acquisition in connection with Proposal 2. Please revise to provide all of the required disclosure.

Response 1. We have expanded disclosure as required pursuant Schedule 14A, specifically under “Proposal 1 - The Reverse Split” and added disclosure under a subheading "Dilutive Effect of Share Issuance Pursuant to Asset Purchase Agreement on Ownership". We have also expanded disclosure under “Proposal 2 - Ratification of Asset Purchase Agreement” and added disclose under a subheading “Summary Term Sheet-Asset Purchase Agreement” and “Issuance of Restricted Shares of Common Stock in Connection with the Asset Purchase Agreement; Terms of The Asset Purchase Agreement.” The Company only acquired an intangible asset of Buildablock and we therefore believe that Item 14 does not apply and therefore pro forma financial statements under Item 13 are also not required.

The Company acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings,

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rene Arbic

President, Chief Executive Officer